Exhibit 99.1

GOLD RESERVE LTD. NOTICE OF CHANGE OF AUDITOR

TO:	Ontario Securities Commission Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

AND TO: PricewaterhouseCoopers LLP (“PwC”)

AND TO: CBIZ CPAs P.C. (“CBIZ”)

Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), Gold Reserve Ltd. (the “Company”) hereby gives notice that the Company has appointed CBIZ to act as the auditor of the Company effective as of November 13, 2024.

1.	PwC resigned as auditor of the Company effective as of November 13, 2024, at the Company’s request.

2.	The board of directors of the Company (the “Board”), including the members of the audit committee of the Board (the “Audit Committee”), have considered and approved the resignation of PwC as the auditor of the Company.

3.	The Board, including the members of the Audit Committee have considered and approved the appointment of CBIZ as the successor auditor of the Company effective as of November 13, 2024, to hold office until the next annual general meeting of shareholders of the Company (the “Shareholders”), at which time CBIZ will be proposed for appointment by the Shareholders as the auditor of the Company.

4.	There have been no modified opinions in PwC’s report on any of the financial statements of the Company relating to the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the date of PwC’s resignation.

5.	There have been no “reportable events” (as defined in NI 51-102).

DATED this 13th day of November, 2024.

GOLD RESERVE LTD.
Per:	(signed) “David P. Onzay”
Name: David P. Onzay
Title: Chief Financial Officer